United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: December 3rd, 2013

IR Contact Information: ir@GRUMA.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, December 3, 2013	www.gruma.com

GRUMA ANNOUNCES NEW TRADEMARK LICENSE

AGREEMENT BETWEEN GRUMA AND GIMSA

San Pedro Garza Garcia, N.L., Mexico, December 3, 2013. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) hereby announces that, as part of a plan to introduce an efficient and market-aligned mechanism for licensing its trademarks, it has reached an agreement with Grupo Industrial MASECA, S.A.B. de C.V. (''GIMSA'') in connection with the trademark   MASECA®, through which GRUMA has granted GIMSA the license to exclusively use the trademark MASECA® in Mexico, under the following conditions:

Initial term	6 years.
Gross royalty	3.4% over annual net sales of GIMSA, equivalent to $539,000,000 (five hundred and thirty nine million Mexican pesos) based on estimated net sales for 2014.
Annual fixed net royalty for the following six years	$390,500,000 (three hundred and ninety million five hundred thousand Mexican pesos) considering a 12.75% discount rate for early payment.
Payment method	In advance (early payment), to be carried out not later than December 15th, 2013, for an amount of $2,343,000,000 (two billion three hundred and forty three million Mexican pesos).
Contribution for advertising and publicity expenses	GRUMA will contribute 0.75% of the annual net sales of GIMSA during each year of the initial term of the referred agreement.
Other conditions	Exclusivity in Mexico, with authority to grant sublicenses to subsidiary companies of GIMSA.
Renewal	Once the 6 year term of the agreement has elapsed, the royalties for the 2.65% of the net annual revenues of GIMSA related to the trademark MASECA® will be paid, in the understanding that such percentage includes the marketing and advertising expense contribution.

To reasonably and transparently determine the value of the license of the MASECA® trademark, GRUMA relied upon the expert opinions provided to GIMSA by the firms PwC and KPMG, both independent, with proven experience and international reputations in the field.

GRUMA continues to work with its other subsidiaries that use its trademarks in order to establish appropriate structures for the collection of royalties beginning in 2014.

Founded in 1949, GRUMA, S.A.B. de C.V., is one of the world's leading corn flour and tortilla producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 20,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations. For further information please visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.